# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EDGEMODE, INC., CIK 0001652958
CUSIP: 35131P102
Title of class of securities: COMMON
Address of issuer's principal executive offices: 110 E. Broward Blvd., Suite 1700, FORT LAUDERDALE, Florida (FL), 33301
Date of event which requires filing of this statement: 01/07/2026
Amends the filing with accession number 0001641172-25-024943
Filed by CIK 0001746470
Persons authorized to receive notices and communications: Paul Taylor, 6528 Somerset Circle, Boca Raton, Florida (FL), 33496, 561 289 2936

## Reporting persons
- PAUL RICHARD TAYLOR (CIK 0001746470): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF); sole voting power 0; shared voting power 112,563,761; sole dispositive power 0; shared dispositive power 112,563,761; aggregate amount beneficially owned 3.77 (3.77% of the class)
  Comment: The Reporting Person originally acquired the shares reported in the initial Schedule 13D for investment purposes. Between approximately November 1st 2025, and January 7, 2026, the Reporting Person disposed of an aggregate of 25,000,000 shares of Common Stock in open market and/or privately negotiated transactions.The Reporting Person continues to hold the remaining shares for investment purposes. The Reporting Person has no current plans or proposals which relate to or would result in any of the matters described in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except as may arise in the ordinary course of evaluating his investment.

## Item 1. Security and Issuer
Title of class of securities: COMMON
Name of issuer: EDGEMODE, INC.
Address of issuer's principal executive offices: 110 E. Broward Blvd., Suite 1700, FORT LAUDERDALE, Florida (FL), 33301

## Signatures
- PAUL RICHARD TAYLOR: Paul Taylor, Paul R. Taylor (01/07/2026)